As filed with the Securities and Exchange Commission on June 25, 2008
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vishay Intertechnology, Inc.
(Name of subject company (issuer))

Vishay Intertechnology, Inc.
(Offeror)
(Names of filing persons (identifying status as offeror, issuer or other person))

3-5/8% Convertible Subordinated Notes due 2023
(Title of class of securities)

928298AF5 and 928298AE8
(CUSIP numbers of class of securities)

Richard N. Grubb Chief Financial Officer Vishay Intertechnology, Inc. 63 Lancaster Avenue Malvern, Pennsylvania 19355-2143 (610) 644-1300	With copy to: Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$19,650

*       Calculated solely for purposes of determining the filing fee. The purchase price of the 3-5/8% Convertible Subordinated Notes, as described herein, is equal to their principal amount of $1,000. As of June 25, 2008, there was $500,000,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $500,000,000.

**     The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                    ☐      third-party tender offer subject to Rule 14d-l.
                    ☒     issuer tender offer subject to Rule 13e-4.
                    ☐     going-private transaction subject to Rule 13e-3.
                    ☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Introduction

This Tender Offer Statement on Schedule TO is filed by Vishay Intertechnology, Inc. a Delaware corporation. This Schedule TO relates to the option of the holders of Vishay’s 3-5/8% Convertible Subordinated Notes due 2023 (the “Notes”) to require Vishay to purchase their Notes on the purchase date of August 1, 2008. The option is exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the company notice, dated June 25, 2008, the Notes and the related offer materials, copies of which are incorporated by reference as exhibits to this Schedule TO. The option will expire at 5:00 p.m., New York City time, on July 29, 2008, the third business day prior to the purchase date and will not be extended. The Notes were issued pursuant to an indenture, dated as of August 6, 2003, between Vishay and the trustee, formerly Wachovia Bank, N.A. and now U.S. Bank, N.A.

The purchase price under the option is equal to the principal amount of $1,000 for each Note, plus any accrued and unpaid interest to, but excluding, the purchase date. The purchase price will be paid in cash.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice, filed as an exhibit to this Schedule TO, is incorporated by reference into this Schedule TO.

Item 10. Financial Statements

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, Vishay’s financial condition is not material to a holder’s decision to exercise their option to require Vishay to repurchase the Notes, because (i) the consideration being paid to holders surrendering the Notes consists solely of cash, (ii) the option of the holders to require Vishay to repurchase the Notes is not subject to any financing conditions, (iii) the option of the holders to require Vishay to repurchase the Notes applies to all outstanding Notes, and (iv) Vishay is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of Vishay and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits

(a)(1)(A)	Company Notice to Holders of 3-5/8% Convertible Subordinated Notes due 2023, dated June 25, 2008

(a)(1)(B)	Form of Purchase Notice

(a)(1)(C)	Form of Withdrawal Notice

(a)(1)(D)	Form of Letter to Brokers, Dealers, etc.

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release dated June 25, 2008 (incorporated by reference to Exhibit 99.1 to our current report on Form 8-K filed June 25, 2008)

(b)(1)(A)	Third Amended and Restated Credit Agreement, dated as of April 20, 2007 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed April 23, 2007)

(b)(1)(B)	Fourth Amended and Restated Credit Agreement, dated as of June 24, 2008 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed June 25, 2008)

(d)(1)	Indenture dated as of August 6, 2003, by and between Vishay Intertechnology, Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-3 (No. 333-110259) filed on November 5, 2003)

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

VISHAY INTERTECHNOLOGY, INC

By:	/s/ Richard N. Grubb

Name:	Richard N. Grubb
Title:	Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of 3-5/8% Convertible Subordinated Notes due 2023, dated June 25, 2008

(a)(1)(B)	Form of Purchase Notice

(a)(1)(C)	Form of Withdrawal Notice

(a)(1)(D)	Form of Letter to Brokers, Dealers, etc.

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release dated June 25, 2008 (incorporated by reference to Exhibit 99.1 to our current report on Form 8-K filed June 25, 2008)

(b)(1)(A)	Third Amended and Restated Credit Agreement, dated as of April 20, 2007 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed April 23, 2007)

(b)(1)(B)	Fourth Amended and Restated Credit Agreement, dated as of June 24, 2008 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed June 25, 2008)

(d)(1)	Indenture dated as of August 6, 2003, by and between Vishay Intertechnology, Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-3 (No. 333-110259) filed on November 5, 2003)

(g)	None.

(h)	None.